EXHIBIT 99.1

KAMADA LTD.
7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
 Ness Ziona 74140, Israel

 Notice of Results of the Annual General Meeting of Shareholders, held on August 30, 2016

Kamada Ltd. (the "Company") today announced that all of the proposals submitted for shareholders' approval were duly approved at its Annual General Meeting of Shareholders held on August 30, 2016 in Ness Ziona, Israel (the "Meeting").  Accordingly, at the Meeting, shareholders of the Company approved the following:

1.	To elect the following directors to serve as members of the Board of Directors until the next annual general meeting of shareholders and in accordance with the Company's Articles of Association:

a.	Mr. Leon Recanati

b.	Dr. Michael Berelowitz

c.	Mr. Jonathan Hahn

d.	Mr. Saadia Ozeri

e.	Mr. David Tsur

2.	To elect Mr. Avraham Berger as an outside director, within the meaning of the Israeli Companies Law, 1999 (the “Israeli Companies Law”), for an initial three-year term.

3.	To ratify and approve entering into an indemnification and exculpation agreement with each of Dr. Michael Berelowitz and Mr. Saadia Ozeri and to approve entering into an indemnification and exculpation agreement with Mr. Avraham Berger.

4.	To approve the grant of options to each of the Company's directors, other than the outside directors.

5.	To approve the grant of options to the Company's outside directors.

6.	To approve amended compensation and the grant of options and restricted shares to Mr. Amir London, the Company's Chief Executive Officer.

7.	To approve certain amendments to the Articles of Association related to the service of outside directors on the Company's Board of Directors and to approve and adopt an English language version of the amended Articles of Association as the Company's governing Articles of Association.

8.	To approve an amended and restated Compensation Policy for Executive Officers and Directors, in the form appended to this notice.

9.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2016 and for such additional period until the next annual general meeting.